Exhibit 99.1

Check-Cap Announces Preliminary Data Evaluating its Preparation-Free Colon
Screening Capsule

- Results presented at Digestive Disease Week (DDW) 2016    -

ISFIYA, Israel, May 25, 2016 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced that preliminary data from pre-clinical and clinical studies were discussed in a podium presentation entitled “A Novel Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening” during Digestive Disease Week® (DDW) 2016, taking place in San Diego from May 21-24.

The presentation included a preliminary analysis of the first participants evaluated in the Company’s ongoing multi-center clinical feasibility study, which aims to establish the safety, functionality and preliminary efficacy of the Check-Cap system.

“While the potential health benefits of routine colorectal cancer screening are well understood, many patients are unwilling to undergo standard optical colonoscopy due to a perception of inconvenient bowel preparation requirements, concerns over pain and risks associated with anesthesia. Additionally, more than 20 percent of patients undergoing colonoscopy have inadequate bowel preparation, increasing the likelihood of complications and missed adenomas,” said Prof. Nadir Arber, M.D., Director of the Integrated Cancer Prevention Center (ICPC) at Tel Aviv Sourasky Medical Center, President of the Israeli Association of Gastroenterology and a lead investigator in the Company's ongoing multi-center study. “Preliminary findings demonstrated the feasibility of an alternative screening method that can generate structural data of the colon, without burdensome cleansing or diet restrictions, as required in current screening methods. These data support the Check-Cap system as a potentially attractive option for individuals in the target patient population that are not adherent to current medical guidelines.”

Data presented showed safe and complete passage for the 75 participants enrolled in a completed study to assess the natural motility of the capsule.  Preliminary analysis of the ongoing clinical feasibility study evaluated data from 54 participants who swallowed Check-Cap's scanning capsule, tracking the passage of the capsule through the alimentary tract using radio frequency telemetry and Check-Cap's proprietary capsule position tracking system. Capsule passage was safe and well tolerated, with an average transit time of 66 ±37 hours observed in 53 volunteers who completed the study (one asymptomatic volunteer withdrew prior to completion and the capsule was retrieved endoscopically from the colon), and the total radiation dose was found to be ultra-low (0.03±0.007 mSv, or the equivalent exposure of one dental or chest x-ray). Three-dimensional image reconstructions of the colonic wall and lumen detected and located small and large pedunculated and sessile polyps, as validated by subsequent colonoscopy.

“Addressing low adherence, on a global level, with standard colorectal cancer screening recommendations represents a significant unmet medical need. We are encouraged by these preliminary findings that further demonstrate the safety and capabilities of the Check-Cap system,” said Bill Densel, CEO of Check-Cap. “Our preparation-free, minimally invasive approach to colorectal screening has significant potential to reduce current patient and procedural-related barriers to screening and we look forward to continuing ongoing evaluation with our clinical collaborators.”

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company developing the first system for preparation-free scanning and imaging of the inner colon to identify precancerous polyps and cancers while being less invasive than traditional procedures. The Company is developing an ingestible capsule that utilizes proprietary, ultra-low-dose X-ray technology to safely generate high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring bowel preparation or diet and activity modifications, Check-Cap's system is designed to increase patient acceptance and adherence to colorectal cancer screening recommendations. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
213-908-6226 or 212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com